Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Unaudited Condensed Consolidated Interim Financial Statements As at June 30, 2023

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2023	2022	2023
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents		73,870	46,458	80,229
Marketable securities	4	-	2,836	-
Short term deposits	4	1,007	-	1,094
Restricted cash	4	810	900	880
Receivable from concession project		1,638	1,799	1,779
Intangible asset from green certificates		1,723	585	1,871
Trade and other receivables	5	14,404	12,097	15,644
		93,452	64,675	101,497
Non-current assets
Investment in equity accounted investee	6	29,345	30,029	31,871
Advances on account of investments		3,105	2,328	3,372
Receivable from concession project		22,468	24,795	24,402
Fixed assets	8	380,849	365,756	413,633
Right-of-use asset	10	30,603	30,020	33,237
Intangible asset		3,650	4,094	3,964
Restricted cash and deposits	4	19,018	20,192	20,655
Deferred tax		11,613	23,510	12,613
Long term receivables	5	9,279	9,270	10,078
Derivatives	7	1,221	1,488	1,326
		511,151	511,482	555,151
Total assets		604,603	576,157	656,648
Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans		12,020	12,815	13,055
Current maturities of other long-term loans		5,000	10,000	5,430
Current maturities of debentures		35,635	18,714	38,702
Trade payables		3,319	4,504	3,605
Other payables		15,531	11,207	16,868
Current maturities of derivatives	7	8,309	33,183	9,024
Current maturities of lease liabilities		775	745	842
		80,589	91,168	87,526
Non-current liabilities
Long-term lease liabilities	10	22,943	22,005	24,918
Long-term bank loans		242,364	229,466	263,227
Other long-term loans		27,915	21,582	30,318
Debentures		103,943	91,714	112,891
Deferred tax		6,069	6,770	6,591
Other long-term liabilities		1,377	2,021	1,496
Derivatives	7	563	28,354	611
		405,174	401,912	440,052
Total liabilities		485,763	493,080	527,578

Equity
Share capital		25,613	25,613	27,818
Share premium		86,100	86,038	93,512
Treasury shares		(1,736)	(1,736)	(1,885)
Transaction reserve with non-controlling Interests		5,697	5,697	6,187
Reserves		(577)	(12,632)	(627)
Accumulated deficit		(1,780)	(7,256)	(1,933)
Total equity attributed to shareholders of the Company		113,317	95,724	123,072
Non-Controlling Interest		5,523	(12,647)	5,998
Total equity		118,840	83,077	129,070
Total liabilities and equity		604,603	576,157	656,648

* Convenience translation into US$ (exchange rate as at June 30, 2023: EUR 1 = US$ 1.086)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	For the six months ended June 30,		For the year ended December	For the six months ended

	2023	2022	31, 2022	June 30, 2023
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$**

Revenues	25,458	29,196	53,360	27,649
Operating expenses	(12,028)	(13,132)	(24,089)	(13,063)
Depreciation and amortization expenses	(8,064)	(7,978)	(16,092)	(8,758)
Gross profit	5,366	8,086	13,179	5,828

Project development costs	(2,192)	(1,554)	(3,784)	(2,381)
General and administrative expenses	(2,911)	(3,297)	(5,892)	(3,162)
Share of profits (losses) of equity accounted investee	1,541	(602)	1,206	1,674
Operating profit	1,804	2,633	4,709	1,959

Financing income	9,021	4,439	9,565	9,798
Financing income (expenses) in connection with derivatives and warrants, net	(476)	338	605	(517)
Financing expenses	(6,989)	(6,958)	(12,636)	(7,590)
Financing income (expenses), net	1,556	(2,181)	(2,466)	1,691
Profit before taxes on income	3,360	452	2,243	3,650
Tax benefit (Taxes on income)	1,203	(1,087)	(2,103)	1,307
Profit (loss) for the period	4,563	(635)	140	4,957
Profit (loss) attributable to:
Owners of the Company	5,476	(1,222)	(357)	5,947
Non-controlling interests	(913)	587	497	(990)
Profit (loss) for the period	4,563	(635)	140	4,957
Other comprehensive loss items that after initial recognition in comprehensive income (loss) were or will be transferred
to profit or loss:
Foreign currency translation differences for foreign operations	(8,253)	*(3,683)	*(7,829)	(8,963)
Effective portion of change in fair value of cash flow hedges	44,200	*(8,875)	*8,976	48,004
Net change in fair value of cash flow hedges transferred to profit or loss	(4,809)	*(22,246)	*(36,438)	(5,223)
Total other comprehensive income (loss)	31,138	(34,804)	(35,291)	33,818

Total other comprehensive income (loss) attributable to:
Owners of the Company	12,055	(19,051)	(19,920)	13,093
Non-controlling interests	19,083	(15,753)	(15,371)	20,725
Total other comprehensive income (loss)	31,138	(34,804)	(35,291)	33,818

Total comprehensive income (loss) for the period	35,701	(35,439)	(35,151)	38,775

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	17,531	(20,273)	(20,277)	19,040
Non-controlling interests	18,170	(15,166)	(14,874)	19,735
Total comprehensive income (loss) for the period	35,701	(35,439)	(35,151)	38,775

Basic net earning (loss) per share	0.43	(0.10)	(0.03)	0.46
Diluted net earning (loss) per share	0.43	(0.10)	(0.03)	0.46

* Reclassified
** Convenience translation into US$ (exchange rate as at June 30, 2023: EUR 1 = US$ 1.086)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	5,476	-	-	-	-	5,476	(913)	4,563
Other comprehensive income (loss) for the period	-	-	-	-	(7,882)	19,937	-	12,055	19,083	31,138
Total comprehensive income (loss) for the period	-	-	5,476	-	(7,882)	19,937	-	17,531	18,170	35,701
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2023	25,613	86,100	(1,780)	(1,736)	88	(665)	5,697	113,317	5,523	118,840

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the period	-	-	(1,222)	-	-	-	-	(1,222)	587	(635)
Other comprehensive loss for the period	-	-	-	-	(3,466)	(15,585)	-	(19,051)	(15,753)	(34,804)
Total comprehensive loss for the period	-	-	(1,222)	-	(3,466)	(15,585)	-	(20,273)	(15,166)	(35,439)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	60	-	-	-	-	-	60	-	60
Balance as at June 30, 2022	25,605	85,943	(8,121)	(1,736)	11,899	(23,662)	5,697	95,625	(12,939)	82,686

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended December 31, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2023:
Balance as at January 1, 2023	27,818	93,445	(7,880)	(1,885)	8,655	(22,375)	6,187	103,965	(13,737)	90,228
Profit (loss) for the period	-	-	5,947	-	-	-	-	5,947	(990)	4,957
Other comprehensive income (loss) for the period	-	-	-	-	(8,560)	21,653	-	13,093	20,725	33,818
Total comprehensive income (loss) for the period	-	-	5,947	-	(8,560)	21,653	-	19,040	19,735	38,775
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	67	-	-	-	-	-	67	-	67
Balance as at June 30, 2023	27,818	93,512	(1,933)	(1,885)	95	(722)	6,187	123,072	5,998	129,070

* Convenience translation into US$ (exchange rate as at June 30, 2023: EUR 1 = US$ 1.086)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December	For the six months ended
	2023	2022	31, 2022	June 30, 2023
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Profit (loss) for the period	4,563	(635)	140	4,957
Adjustments for:
Financing income (expenses), net	(1,556)	2,181	2,466	(1,691)
Depreciation and amortization	8,064	7,978	16,092	8,758
Share-based payment transactions	62	60	127	67
Share of losses (profits) of equity accounted investees	(1,541)	602	(1,206)	(1,674)
Change in trade receivables and other receivables	558	(2,579)	724	606
Change in other assets	(155)	53	(209)	(168)
Change in receivables from concessions project	836	(550)	(521)	908
Change in trade payables	(1,409)	(801)	1,697	(1,530)
Change in other payables	383	7,878	3,807	416
Income tax expense (tax benefit)	(1,203)	1,087	2,103	(1,307)
Income taxes paid	(20)	(3,255)	(6,337)	(22)
Interest received	1,353	922	1,896	1,469
Interest paid	(4,664)	(4,924)	(9,459)	(5,065)
Net cash provided by operating activities	5,271	8,017	11,320	5,724
Cash flows from investing activities
Acquisition of fixed assets	(27,468)	(22,274)	(48,610)	(29,832)
Repayment of loan by an equity accounted investee	-	149	149	-
Loan to an equity accounted investee	(68)	-	(128)	(74)
Advances on account of investments	(777)	-	(774)	(844)
Settlement of derivatives contract	-	(528)	(528)	-
Proceeds from (investment in) in restricted cash, net	893	(8,241)	(4,873)	970
Proceeds from (investment in) short term deposit	(1,257)	27,645	27,645	(1,365)
Proceeds from (investment in) marketable securities	2,837	-	(1,062)	3,081
Net cash used in investing activities	(25,840)	(3,249)	(28,181)	(28,064)
Cash flows from financing activities
Proceeds from options	-	-	36	-
Cost associated with long term loans	(706)	(8,958)	(9,988)	(767)
Payment of principal of lease liabilities	(777)	(4,000)	(5,703)	(844)
Proceeds from long term loans	21,499	196,189	215,170	23,350
Repayment of long-term loans	(6,602)	(143,095)	(153,751)	(7,170)
Repayment of Debentures	(17,763)	(19,764)	(19,764)	(19,292)
Repayment of SWAP instrument associated with long term loans	-	(3,290)	(3,290)	-
Proceed from settlement of derivatives, net	-	-	3,800	-
Proceeds from issuance of Debentures, net	55,808	-	-	60,612
Net cash provided by financing activities	51,459	17,082	26,510	55,889

Effect of exchange rate fluctuations on cash and cash equivalents	(3,478)	(3,128)	(4,420)	(3,777)
Increase in cash and cash equivalents	27,412	18,722	5,229	29,772
Cash and cash equivalents at the beginning of the period	46,458	41,229	41,229	50,457
Cash and cash equivalents at the end of the period	73,870	59,951	46,458	80,229

* Convenience translation into US$ (exchange rate as at June 30, 2023: EUR 1 = US$1.086)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company operating in the business of renewable energy, and a power generator and developer of renewable energy and power projects in Europe, Israel and USA. As of June 30, 2023, the Company owns seven photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) connected to their respective national grids and operating as follows: (i) five PV Plants in Spain with an aggregate installed capacity of approximately 35.9 Mega Watt (“MW”), (ii) 51% of Talasol, which owns a PV Plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol PV Plant”) and (iii) one PV Plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing PV Plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy, (iii) Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached “ready to build” status, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter (“Nm3”) per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter – the “Manara PSP”) and (vi) Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW and 6.5 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

The Company also develops additional PV projects in Italy, US, Spain, and Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Issuance of the Company’s Series E Debentures in February 2023

On February 1, 2023, the Company issued NIS 220 million (approximately €58.5 million, as of the issuance date) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

i.
a fixed pledge first degree on shares of Ellomay Luzon Energy Ltd. (“Ellomay Luzon Energy”) held by Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), a limited partnership directly and indirectly wholly-owned by the Company, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

ii.
a floating first degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans provided by Ellomay Energy LP to Ellomay Luzon Energy; and

iii.	a fixed first degree pledge on the Company’s rights and the rights of Ellomay Energy LP in and to a trust bank account in the name of the trustee of the Series E Secured Debentures.

The Series E Secured Debentures are traded on the TASE.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

Issuance of the Company’s Series E Debentures in February 2023 (cont’d)

The principal amount of Series E Secured Debentures is repayable in four equal installments on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive).

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of the Company’s assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables the Company to expand the Series E Secured Debentures up to an aggregate par value of NIS 220 million subject to certain conditions.

The Series E Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

a.
The Company’s Adjusted Balance Sheet Equity (as such term is defined in the Series E Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol PV Plant), on a consolidated basis, shall not be less than €75 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €80 million for purposes of the update of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (hereinafter, together – the “Series E Net Financial Debt”), to (b) the Company’s Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt (hereinafter – the “Series E CAP, Net”), to which the Company refer herein as the Series E Ratio of Net Financial Debt to Series E CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.
The ratio of (a) the Company’s Series E Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters (hereinafter – the “Series E Adjusted EBITDA”), to which the Company refer to herein as the Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

As of June 30, 2023, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2022.

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2022 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 28, 2023.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

C.          Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“the Amendment”) –

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023 for deferred taxes arising from leases and from decommissioning and restoration liabilities. The Amendment is applied by amending the opening balance of retained earnings for the earliest comparative data presented or adjusting a different component of equity in the period the Amendment was first adopted.

Application of the Amendment did not have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	June 30,	December 31,
	2023	2022
	€ in thousands
Marketable securities (1)	-	2,836

Short-term restricted cash	810	900

Short-term deposits	1,007	-

Restricted cash and bank deposits, long-term (2)	19,018	20,192

1.	During 2022, the Company invested in a traded Corporate Bond with a coupon rate of 3.255% that were sold at the beginning of 2023.
2.
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Trade and Other Receivables

	June 30,	December 31,
	2023	2022
	€ in thousands
Current Assets:
Trade and other receivables:
Government authorities	4,203	3,752
Income receivable	2,686	1,062
Interest receivable	379	125
Advance tax payment	481	566
Trade receivable	530	420
Inventory	914	1,201
Derivatives (Note 7)	366	273
Prepaid expenses and other	2,127	2,033
Short term loan given to an equity accounted investee	2,718	2,665
	14,404	12,097
Non-current Assets:
Long term receivables
Prepaid expenses associated with long term loans	8,465	8,417
Annual rent deposits	288	290
Loans to others	510	546
Other	16	17
	9,279	9,270

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.          Ellomay Luzon Energy (formerly U. Dori Energy Infrastructures Ltd.)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), and Ellomay Luzon Energy, with respect to an investment in Ellomay Luzon Energy. Ellomay Luzon Energy holds 18.75% of the share capital of Dorad, which owns an approximate 850 MW bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, NOGA - electricity system management Ltd. and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2023, total performance guarantees provided by Dorad amounted to approximately NIS 163,000 thousand (approximately €40,500 thousand). The Company’s indirect share of guarantees that Dorad provided through its shareholders is approximately NIS 15,300 thousand (approximately €3,800 thousand).

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Ran Fridrich and Third Party Notices
In connection with the description of the petition to approve a derivative claim filed by Ellomay Luzon Energy and Hemi Raphael (replaced by Ran Fridrich) and related third party notices included in Note 6.A to the annual financial statements, an arbitration award was issued on June 28, 2023. The arbitration award accepted the majority of the claims made by the Plaintiffs )Ellomay Luzon Energy, Ran Fridrich and Eilat Ashkelon Infrastructure Services Ltd.) and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

Petition to Approve a Derivative Claim filed by Edelcom

In connection with the description of the petition to approve a derivative claim filed by Edelcom Ltd., one of the shareholders of Dorad (“Edelcom”), included in Note 6.A to the annual financial statements, in connection with an alleged breach of the entrepreneurship agreement, the arbitration award issued on June 28, 2023 provided, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

On July 4, 2023 and on July 5, 2023, the parties to the arbitration (other than Dorad) approached the retired judge named in the arbitration agreement as the agreed appeal arbitrator asking him to agree to rule on the appeal concerning the arbitration award. On July 6, 2023, the judge notified the parties that he agrees to rule on the appeal. In accordance with an agreed procedural arrangement that was approved by the arbitrator in the appeal, the deadline for filing appeals is October 15, 2023, the deadline for submitting a responses to the appeal is November 29, 2023 and the deadline for submitting positions in connection with the responses is December 14, 2023. The arrangement further provides that a counter-appeal can be filed after the main appeal has been filed. A preliminary procedural meeting whose purpose is to set a schedule for submitting written arguments is scheduled for January 4, 2024.

To the Company’s knowledge, the parties to the arbitration intend to submit an appeal (and a counterappeal). Therefore, the effect of the aforementioned arbitrator ruling has not yet been included in the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          Ellomay Luzon Energy Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (cont’d)-

Potential Expansion of the Dorad Power Plant (“Dorad 2”)
With reference to Note 6.A to the annual financial statements under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”)”, on May 28, 2023, the Israeli Government approved the national infrastructures plan (TT”L 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW in a combined cycle technology, resulting in aggregate capacity of approximately 1,500 MW. This plan also enables adding batteries with a capacity of approximately 80 MW. On July 12, 2023, Dorad received a copy of a petition submitted by O.P.C Hadera Expansion Ltd. (“OPC”) concerning the approval of the Israeli Government. On July 19, 2023, the Israeli Supreme Court rejected the petition submitted by OPC due to non-exhaustion of proceedings. On July 24, 2023, Dorad received a copy of OPC’s letter to the Israeli Government, through the Secretary of the Government, requesting an urgent response to OPC’s letter dated July 3, 2023 and noting that to the extent the Government does not act accordingly, OPC will have no other recourse and will file a new petition with the court. Furthermore, on July 17, 2023, Dorad received a copy of a petition submitted by Reindeer Energy Ltd. (“Reindeer”) concerning the same approval of the Israeli Government. On July 19, 2023, the Israeli court resolved that Reindeer is required to notify the court by July 24, 2023 why its petition should not be deleted as it is premature, without an order to pay legal expenses and while reserving its claims until a final resolution is adopted in the matter. On July 25, 2023, Dorad received a copy of Reindeer’s response, claiming that the petition is not premature and that without the court’s interference at this stage, the possibility to compete over building a power plant in Central Israel will be eliminated until 2035, therefore, Reindeer claims that the court’s suggestion does not maintain its rights but eliminates them and harms the public interest, which requires a discussion of the petition. On July 27, 2023, the court rejected Reindeer’s petition resolving that it is premature and that under the circumstances there is no justification to discuss it at this time because it is unclear what the recommendation of the National Infrastructure Committee will be after another discussion and what will be the final resolution of the Israeli Government and the basis of the resolution.

B.          Manara Pumped Storage Project –

On May 30, 2023, Ellomay PS made a third withdrawal in the amount of NIS 83,000 thousand (approximately €20,845 thousand). The amount withdrawn from the senior Secured Tranche was approximately NIS 76,490 thousand (approximately €19,210 thousand) at an annual interest rate of 4.49% during the construction period and 3.11% from the date of commercial operation. The amount drawn from the Subordinated Secured B Tranche was approximately NIS 6,510 thousand (approximately €1,635 thousand) at an annual interest rate of 4.35% during the construction period and 3.9% from the date of commercial operation.

As part of the Manara PSP project finance, as of June 30, 2023, Ellomay PS paid upfront agency and commitment fees in the accumulated amount of approximately NIS 40,300 thousand (approximately €10,028 thousand), of which approximately NIS 34,000 thousand (approximately €8,461 thousand) were included as other long-term receivables and approximately NIS 6,300 thousand (approximately €1,567 thousand) were capitalized to the amounts drawn from the PSP project finance.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

C.          Development of Photovoltaic Plants in Texas, USA –

In March 2023 the Company entered into a Joint Development Agreement (hereinafter – the “JDA”) with AVI Energy Management LLC (hereinafter – “AVI”) for the development of photovoltaic projects in the State of Texas, USA. AVI is a local project development company whose principals are experienced in the development of energy projects, site acquisition, capital markets and commercial management. The JDA provides for the initial development, design, and construction of two solar photovoltaic projects with an aggregate installed capacity of 26 MW DC (hereinafter – the “First Projects”) and for the development and design of two additional photovoltaic projects with an aggregate installed capacity of 20 MW DC (hereinafter – the “Additional Projects”). As of the reporting date, both of the First Projects have achieved “ready to build” status and will be constructed within the coming 8-10 months. One of the Additional Projects has also achieved “ready to build” status, and the other project is expected to achieve “ready to build” status during the fourth quarter of 2023. The Additional Projects are expected to be constructed during the second half of 2024. The estimated capital costs for the First Projects are between $30-$32 million and the Company’s share of such capital costs is expected to be approximately $19-$21 million. The estimated capital costs for the Additional Projects are between $24-$26 million and the Company’s share of such capital costs is expected to be approximately $15-$17 million. The remaining capital costs are intended to be covered by tax equity sources with whom the Company is currently in discussions.

D.          Development of PV Projects in Italy

In connection with the Framework Agreement executed in December 2019 and further detailed in Note 6.C to the annual financial statements, in connection with the first two photovoltaic plants with an aggregate capacity of approximately 20 MW, a notice to proceed was issued to the EPC contractor in May 2023. The construction works are in advanced stages and these PV plants are expected to be connected to the grid during October 2023.

In addition to the aforementioned PV plants currently under construction, projects with an aggregate capacity of 183 MW reached RTB (“ready to build”) status. Of these projects, two PV plants with an aggregate capacity of approximately 105 MW entered into engineering, procurement & construction agreements with METKA EGN Italy S.r.l.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments

Fair value

(1)          Financial instruments - the composition of the derivatives

	June 30,	December 31,
	2023	2022
	€ in thousands
Derivatives presented under current assets
Swap contracts	366	273

Derivatives presented under non-current assets
Swap contracts	1,221	1,488

Derivatives presented under current liabilities
Financial power swap	(8,309)	(33,183)

Derivatives presented under non-current liabilities
Financial power swap	(563)	(28,354)

(2)          Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2023
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	139,578	134,454	-	-
Loans from banks and others (including current maturities)	287,299	-	250,362	-	Discounting future cash flows by the market interest rate on the date of measurement.
Discount rate of Euribor+ 2% with a zero floor, Euribor+ 5.27%, fixed rate for 5 years, 2.65%-4.5% Linkage to Euribor, fixed rate 2.58%-3.03%, fixed rate 2.75%-7% Linkage to Consumer price index in Israel and floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.

	426,877	134,454	250,362	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)          Financial instruments measured at fair value for disclosure purposes only (cont’d)

	December 31, 2022
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	110,428	102,957	-	-
Loans from banks and others (including current maturities)	273,863	-	217,073	-	Discounting future cash flows by the market interest rate on the date of measurement.
Discount rate of Euribor+ 2% with a zero floor, Euribor+ 5.27%, fixed rate for 5 years 2.65%-4.5% Linkage to Euribor, fixed rate 2.58%-3.03%, fix rate 2.75%-7% Linkage to Consumer price index in Israel and floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.

	384,291	102,957	217,073	-

(3) Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2023
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Swap contracts	-	1,587	-	1,587
Fair value is measured by discounting the future cash flows over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Financial power swap	-	-	(8,872)	(8,872)
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from any Level to another Level during the six months ended June 30, 2023.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)         Fair value hierarchy of financial instruments measured at fair value (cont’d)

	December 31, 2022
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	2,836	-	-	2,836	Market price
Swap contracts	-	1,761	-	1,761
Fair value is measured by discounting the future cash flows over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Financial power swap	-	-	(61,537)	(61,537)
Fair value is measured by discounting the future fixed and assessed cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

(4)          Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2022	(61,537)

Total gains (losses) recognized:
In profit or loss
Unrealized under financing income and expenses	271
Realized under financing income and expenses	6,141
In other comprehensive income	46,253

Balance as at June 30, 2023	(8,872)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Fixed assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and
	plants	storage	installations	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2023	266,062	102,472	36,355	224	405,113
Additions	10,254	17,712	1,001	12	28,979
Effect of changes in exchange rates	-	(6,362)	-	(1)	(6,363)
Balance as at June 30, 2023	276,316	113,822	37,356	235	427,729

Balance as at January 1, 2022	251,027	78,892	35,192	190	365,301
Additions	15,036	29,124	1,163	33	45,356
Effect of changes in exchange rates	(1)	(5,544)	-	1	(5,544)
Balance as at December 31, 2022	266,062	102,472	36,355	224	405,113

Depreciation
Balance as at January 1, 2023	29,530	-	9,652	175	39,357
Depreciation for the period	6,321	-	1,191	12	7,524
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at June 30, 2023	35,851	-	10,843	186	46,880

Balance as at January 1, 2022	17,297	-	6,952	155	24,404
Depreciation for the year	12,233	-	2,700	21	14,954
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at December 31, 2022	29,530	-	9,652	175	39,357

Carrying amounts
As at June 30, 2023	240,465	113,822	26,513	49	380,849
As at December 31, 2022	236,532	102,472	26,703	49	365,756

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements. Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV									Total
			Ellomay				Bio			reportable		Total
	Italy	Spain	Solar	Talasol	USA	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2023
	€ in thousands

Revenues	-	1,463	2,080	12,666	-	459	8,790	30,305	-	55,763	(30,305)	25,458
Operating expenses	-	(264)	(882)	(3,125)	-	(183)	(7,574)	(22,588)	-	(34,616)	22,588	(12,028)
Depreciation expenses	(1)	(458)	(469)	(5,684)	-	(236)	(1,204)	(2,871)	-	(10,923)	2,859	(8,064)
Gross profit	(1)	741	729	3,857	-	40	12	4,846	-	10,224	(4,858)	5,366

Adjusted gross profit	(1)	741	729	3,857	-	678 [1]	12	4,846	-	10,862	(5,496)	5,366
Project development costs												(2,192)
General and administrative expenses												(2,911)
Share of profits of equity accounted investee												1,541
Operating profit												1,804
Financing income												9,021
Financing expenses in connection with derivatives and warrants, net												(476)
Financing expenses												(6,989)
Income before taxes on Income												3,360

Segment assets as at June 30, 2023	33,932	13,806	19,635	230,428	1,091	31,635	31,910	99,033	155,245	616,715	(12,112)	604,603
____________________________
1 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €2,032 thousand) and depreciation expenses (approximately €935 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[2]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2022
	€ in thousands

Revenues	-	2,081	327	20,402	556	5,830	26,756	-	55,952	(26,756)	29,196
Operating expenses	-	(100)	(191)	(7,088)	(214)	(5,539)	(20,769)	-	(33,901)	20,769	(13,132)
Depreciation expenses	-	(452)	-	(5,655)	(254)	(1,607)	(3,240)	-	(11,208)	3,230	(7,978)
Gross profit (loss)	-	1,529	136	7,659	88	(1,316)	2,747	-	10,843	(2,757)	8,086

Adjusted gross profit (loss)	-	1,529	136	7,659	764[2]	(1,316)	2,747	-	11,519	(3,433)	8,086
Project development costs											(1,554)
General and administrative expenses											(3,297)
Share of profits of equity
accounted investee											(602)
Operating profit											2,633
Financing income											4,439
Financing expenses in connection
with derivatives and warrants, net											338
Financing expenses											(6,958)
Income before taxes on Income											452

Segment assets as at
June 30, 2022	7,273	15,376	21,684	267,090	36,404	31,661	108,718	120,906	609,112	(34,776)	574,336

* Segment presentation for prior periods was adjusted to reflect revenues and operating expenses for the Talmei Yosef PV Plant under IFRIC 12 and not under the fixed asset model and to include the adjusted gross profit of such segment, to align the presentation with the presentation of the segments for the period ended June 30, 2023.

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €2,246 thousand) and depreciation expenses (approximately €1,014 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[3]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2022
	€ in thousands

Revenues	-	3,264	3,597	32,740	1,119	12,640	62,813	-	116,173	(62,813)	53,360
Operating expenses	-	(322)	(1,399)	(8,764)	(418)	(13,186)	(47,442)	-	(71,531)	47,442	(24,089)
Depreciation expenses	-	(908)	(427)	(11,400)	(512)	(2,824)	(6,339)	-	(22,410)	6,318	(16,092)
Gross profit (loss)	-	2,034	1,771	12,576	189	(3,370)	9,032	-	22,232	(9,053)	13,179

Adjusted gross profit (loss)	-	2,034	1,771	12,576	1,565[3]	(3,370)	9,032	-	23,608	(10,429)	13,179
Project development costs											(3,784)
General and administrative expenses											(5,892)
Share of loss of equity accounted investee											1,206
Operating profit											4,709
Financing income											9,565
Financing expenses in connection with derivatives and warrants, net											605
Financing expenses, net											(12,636)
Loss before taxes on income											2,243

Segment assets as at December 31, 2022	22,608	14,577	20,090	244,584	34,750	32,002	107,079	137,432	613,122	(36,965)	576,157

3 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,427 thousand) and depreciation expenses (approximately €2,051 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 - Leases

1.	Material lease agreements entered into during the period

Ellomay Solar Italy Seven and Ellomay Solar Italy Nine each lease land in in the municipality of Masserano, Biella, Piemonte Region, Italy and Jesi, Ancona, Marche Region, Italy, respectively, from private lessors for a period of 31 years, on which they are constructing photovoltaic facilities. A right-of-use asset in the amount of €2,527 thousand has been recognized in the statement of financial position in respect of leases of land. A lease liability in the amount of €2,527 thousand has been recognized in the statement of financial position in respect of such leases of land, out of which an amount of €14 thousand has been recognized in short term liabilities.

2.	Right-of-use assets

	Gelderland	Italy	Spain	Talasol	Talmei Yosef	Pumped storage	Total
	€ in thousands
Cost

Balance as at January 1, 2023	46	8,733	2,314	7,183	1,331	10,413	30,020
Additions	-	2,527	155	867	72	83	3,704
Depreciation for the period	(13)	(139)	(64)	(227)	(28)	(220)	(691)
Other	-	(1,629)	-	-	-	-	(1,629)
Effect of changes in exchange rates	-	-	-	-	(118)	(683)	(801)
Balance as at June 30, 2023	33	9,492	2,405	7,823	1,257	9,593	30,603

3.	Lease liability

Maturity analysis of the company's lease liabilities

June 30, 2023
€ in thousands
Less than one year	775
One to five years	3,280
More than five years	19,663

Total	23,718

Current maturities of lease liability	775

Long-term lease liability	22,943